SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of, November 2006

Commission File Number 1-14926

KT Corporation

(Translation of registrant’s name into English)

206 Jungja-dong

Bundang-gu, Sungnam

Kyunggi-do

463-711

Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F      Ö        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

This Current Report on Form 6-K is being filed to be incorporated by reference into Registration Statement No. 333-100251 on Form F-3, effective December 27, 2002, relating to $1,210,050,000 0.25% Convertible Notes Due 2007.

Investment in OLIVE NINE Co., Ltd.

1.	Details of OLIVE NINE Co., Ltd.
A.	Name: OLIVE NINE Co., Ltd.
B.	Representative Director: Koh, Dae-Hwa
C.	Equity Capital (KRW): 22,228,474,500
D.	Total number of shares issued: 44,456,949
E.	Business area: Production and distribution of media contents such as drama, information program
2.	Details of investment
A.	Number of shares acquired: 8,750,000
B.	Total amount invested (KRW): 22,000,000,000
C.	Equity Capital: 8,009,469,000,000
D.	Percentage of investment compared with equity capital (%): 0.27
3.	Number of shares owned by KT Corporation and shareholding ratio after investment
A.	Number of shares owned: 8,750,000
B.	Shareholding ratio: 19.68%
4.	Acquisition method: cash payment
A.	Newly issued shares: 8,500,000 shares
B.	Existing shares: 250,000 shares
5.	Purpose of investment: Supplying the contents for the media services such as WiBro and IP-TV
6.	Scheduled date of acquisition: December 14, 2006
7.	Date of board resolution: November 6, 2006 (On November 1, 2006, the board of directors resolved to approve the proposed investment subject to certain conditions. On November 6, 2006, those conditions were satisfied and the board resolution became effective.)
8.	Attendance of auditors: present
9.	Summary financial data of OLIVE NINE Co., Ltd. is shown below:

(KRW Million)

Period		Assets	Liabilities	Shareholders’ Equity	Common Stock	Revenues	Net Income (Loss)
As of and for the six months ended on June 30, 2006		27,125	17,202	9,923	17,656	10,589	(1,533)
As of and for	December 31, 2005	18,506	9,220	9,286	16,764	11,074	(8,489)
the year ended	December 31, 2004	11,767	8,705	3,062	7,758	12,816	(14,438)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: November 7, 2006

KT Corporation

By:	/s/ Thomas Bum Joon Kim
Name:	Thomas Bum Joon Kim
Title:	Managing Director